December 18, 2007

VIA EDGAR

Ms. Carmen Moncada-Terry, Attorney Advisor

Division of Corporate Finance

100 F Street, NE

Washington, DC 20549

Re:	FMC Technologies Inc.
Definitive Proxy Statement on Schedule 14A
Filed March 30, 2007
File No. 001-16489

Dear Ms. Moncada-Terry:

Pursuant to our conversation yesterday, we hereby request that our deadline for filing a response to your letter dated December 5, 2007 be extended to the close of business on Friday, December 21, 2007.

I can be reached at 281-445-6503 if you have further questions or comments.

Very truly yours,

FMC Technologies, Inc.

/s/ Elizabeth A. Cook

Elizabeth A. Cook

Assistant General Counsel